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Cardiol Therapeutics Appoints Teri Loxam and

Chris Waddick to its Board of Directors

Oakville, ON - May 19, 2022 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-fibrotic and anti-inflammatory therapies for the treatment of cardiovascular disease, is pleased to announce that its Board of Directors has appointed Teri Loxam and Chris Waddick to serve as directors, effective immediately.

Ms. Teri Loxam has over 25 years of experience in the pharmaceutical, life sciences, and entertainment industries with diverse roles spanning strategy, investor relations, finance, and communications. Ms. Loxam joined Kira Pharmaceuticals ("Kira") in November 2021 as Chief Operating Officer and Chief Financial Officer. In this role, she oversees finance, operations, and strategic functions for the company. Prior to joining Kira, Ms. Loxam served as Chief Financial Officer at SQZ Biotech ("SQZ") where she led the company's financial operations, investor relations and communications/public relations functions. While at SQZ, she was instrumental in helping the company raise over $200M in private and public funding, including taking the company public through an IPO on the NYSE in October 2020. Before joining SQZ, Ms. Loxam served as Sr. Vice President of Investor Relations and Global Communications at Merck. In this role, she led its investor relations and investment community interactions as well as its internal and external communications efforts globally. Prior to Merck, Ms. Loxam was Vice President, Investor Relations for IMAX Corporation, where she reshaped the entertainment company's investor strategy, helping to convert its investor base and helping the company go public in China with an IPO on the Hong Kong Exchange. Ms. Loxam also spent over a decade at Bristol-Myers Squibb in a variety of roles of increasing responsibility across Strategy, Treasury, and Investor Relations. She started her career as a marine biologist and worked at Sea World of San Diego before making a transition into business. Ms. Loxam is a member of the board of directors of Vaxcyte. She holds an MBA from the University of California, Irvine, and a Bachelor of Science degree in Biology from the University of Victoria, B.C. Canada.

Mr. Chris Waddick has over thirty years of experience in financial and executive roles in the biotechnology and energy industries, with substantial knowledge of public company management and corporate governance, and in designing, building, and managing financial processes, procedures, and infrastructure. Mr. Waddick has served as Chief Financial Officer and Corporate Secretary of Cardiol since August 16, 2018. He serves as Executive Vice President and Chief Financial Officer for a private Ontario energy company. Previously, Mr. Waddick spent more than twelve years at Vasogen Inc., a biotechnology company focused on the research and commercial development of novel therapeutics for the treatment of heart failure and other inflammatory conditions. While serving as Chief Financial Officer and Chief Operating Officer, the company grew from start up to an organization employing over 250 employees that established the necessary systems and infrastructure to advance an anti-inflammatory therapy through to the completion of an international multi-center pivotal trial involving 2,500 patients. Vasogen went public on the TSX and the NASDAQ, raising over $200 million to support corporate development and reached a market capitalization of over US$1 billion. Prior to Vasogen, he held progressively senior financial positions at Magna International Inc. and Union Gas Limited. Mr. Waddick is a CPA and earned a business degree from Wilfrid Laurier University and a Master of Business Administration from York University.

"We are delighted that Teri and Chris have agreed to join our Board of Directors," said Dr. Guillermo Torre, Chairman of Cardiol Therapeutics. "Their extensive and diversified experience will be invaluable to our continued growth and success as we advance the development of important new anti-fibrotic and anti-inflammatory therapeutics for the treatment of heart disease."

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of cannabidiol as an anti-fibrotic and anti-inflammatory therapy for the treatment of cardiovascular disease ("CVD"). The Company's lead product candidate, CardiolRx™, is a pharmaceutically produced oral cannabidiol formulation that is being clinically developed for use in cardiovascular medicine. CardiolRx™ is currently being evaluated in a Phase II/III multi-national, randomized, double-blind, placebo-controlled study (the LANCER trial). LANCER is designed to evaluate the efficacy and safety of CardiolRx™ as a cardioprotective therapy to reduce major cardiovascular and respiratory events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx™ has on key biomarkers associated with heart disease. Cardiol has also received IND authorization from the FDA to conduct clinical studies to evaluate the efficacy and safety of CardiolRx™ in two orphan drug indications: (i) a Phase II multi-national, randomized, double-blind, placebo-controlled trial in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and the leading cause of sudden cardiac death in people less than 35 years of age; and (ii) a Phase II multicenter open-label pilot study  in recurrent pericarditis (inflammation of the pericardium), which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations.

In addition, Cardiol is developing a subcutaneous formulation of CardiolRx™ for the treatment of fibrosis and inflammation associated with the development and progression of heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the U.S. exceeding $30 billion annually.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing anti-fibrotic and anti-inflammatory therapies for the treatment of cardiovascular disease. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 23, 2022, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com